As filed with the Securities and Exchange Commission on May 17, 2013

Registration No. 333-184677

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

AMERICAN REALTY CAPITAL HEALTHCARE TRUST II, INC.

(Exact name of registrant as specified in its charter)

405 Park Avenue, 15th Floor

New York, New York 10022

(212) 415-6500

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Nicholas S. Schorsch

American Realty Capital Healthcare Trust II, Inc.

405 Park Avenue, 15th Floor

New York, New York 10022

(212) 415-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Peter M. Fass, Esq.
PROSKAUER ROSE LLP
Eleven Times Square
New York,
New York 10036-8299
Tel: (212) 969-3000
Fax: (212) 969-2900

Approximate date of commencement of proposed sale to public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒  Registration No. 333-184677

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller Reporting Company	☐
(Do not check if smaller reporting company)

Explanatory Note

This Post-Effective Amendment No. 2 to American Realty Capital Healthcare Trust II, Inc.’s (the “Company”) Registration Statement on Form S-11 (No. 333-184677) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.  Financial Statements and Exhibits

(b)        Exhibits.  The following exhibits are incorporated by reference into this registration statement:

Exhibit No.	Description
1.1(1)	Amended and Restated Exclusive Dealer Manager Agreement, dated as of April 9, 2013, among the Company, American Realty Capital Healthcare II Advisors, LLC and Realty Capital Securities, LLC
3.1(1)	Articles of Amendment and Restatement
4.1(1)	A Agreement of Limited Partnership of American Realty Capital Healthcare Trust II Operating Partnership, L.P., dated as of February 14, 2013
10.1(1)	Amended and Restated Subscription Escrow Agreement, dated as of March 14, 2013, among Realty Capital Securities, LLC, the Company and UMB Bank, N.A.
10.2(1)

Advisory Agreement, dated as of February 14, 2013, by and among the Company, American Realty Capital Healthcare Trust II Operating Partnership, L.P. and American Realty Capital Healthcare II Advisors, LLC

10.2.1(1)

Fir First Amendment to Advisory Agreement, dated as of March 11, 2013, by and among the Company, American Realty Capital Healthcare Trust II Operating Partnership, L.P. and American Realty Capital Healthcare II Advisors, LLC

10.3(1)

Property Management and Leasing Agreement, dated as of February 14, 2013, by and among the Company, American Realty Capital Healthcare Trust II Operating Partnership, L.P. and American Realty Capital Healthcare II Properties, LLC

10.4(1)	Employee and Director Incentive Restricted Share Plan of the Company
10.5(1)	Valuation Services Agreement between the Company and Duff & Phelps, LLC, dated January 31, 2013
10.6(1)	Form of Restricted Share Award Agreement Pursuant to the Employee and Director Incentive Restricted Share Plan of the Company

Exhibit No.	Description
10.7(1)	Investment Opportunity Allocation Agreement, dated as of April 9, 2013, by and among the Company and American Realty Capital Healthcare Trust, Inc.

10.8(1)	Agreement for Purchase and Sale of Real Property, effective as of April 22, 2013, by and between AR Capital, LLC and TST Appleton South, LLC

14(1)	Code of Ethics

21(1)	List of Subsidiaries

101.1(1)	XBRL (eXtensible Business Reporting Language). The following materials from the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2013, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Loss, (iii) the Consolidated Statement of Changes in Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements. As provided in Rule 406T of Regulation S-T, this information in furnished and not filed for purpose of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934

_________________________

(1)	Filed as an exhibit to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2013 filed with the Securities and Exchange Commission on May 13, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, State of New York, on May 17, 2013.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST II, INC.

By:	/s/ THOMAS P. D’ARCY THOMAS P. D’ARCY CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE

/s/ Thomas P. D’Arcy Thomas P. D’Arcy	Chief Executive Officer (Principal Executive Officer)	May 17, 2013

/s/ Edward M. Weil, Jr. Edward M. Weil, Jr.	President, Chief Operating Officer, Treasurer and Secretary	May 17, 2013

/s/ Brian S. Block	Chief Financial Officer and Executive Vice President	May 17, 2013
Brian S. Block	(Principal Financial and Accounting Officer)
/s/ Nicholas S. Schorsch	Chairman of the Board of Directors	May 17, 2013
Nicholas S. Schorsch
/s/ William M. Kahane	Director	May 17, 2013
William M. Kahane
*	Lead Independent Director	May 17, 2013
David Gong

*	Independent Director	May 17, 2013
Elizabeth K. Tuppeny

*	Independent Director	May 17, 2013
Dr. Robert J. Froehlich

*By: /s/ Thomas P. D’Arcy
Thomas P. D’Arcy
Attorney-in-fact